Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities
Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Lilium B.V.
Commission File No. 001-39571

Subject: Lilium News: new board announcement, flight testing & Reddit AMA

Preview text

New Board members David Neeleman and Peggy Smyth, flight testing update and the team answers live questions during Reddit AMA

Dear Friends of Lilium,

It’s been an exciting few weeks for us as we prepare to list on the Nasdaq in Q3.

We continue to build out our world class team with aviation entrepreneur David Neeleman and global financial executive Margaret M. “Peggy” Smyth, who will join our Board of Directors upon completion of our merger with Qell Acquisition Corp.

We also kicked off flight testing with our 5th generation technology demonstrator – watch our video for a first glimpse into the latest tests, a crucial step in our path to certification.

Meanwhile, our co-founder Patrick Nathen, Chief Strategy Officer Alex Asseily, CTO Alastair McIntosh and Chief Engineer Luigi Ricci Moretti also fielded questions from the r/AerospaceEngineering Community during a Reddit AMA.

[Image of David Neeleman and Peggy Smyth]

David Neeleman and Peggy Smyth to join our world-class Board

We are thrilled to welcome David Neeleman, founder of five airlines including Azul Brazilian Airlines, which we recently entered a strategic alliance with to transform high-speed regional transportation in Brazil, and Peggy Smyth, a global financial executive with 30 years of experience and former CFO of National Grid US, to the future Board of Directors of Lilium N.V., which will be chaired by former Airbus CEO Tom Enders.

David Neeleman will bring his significant expertise in building and scaling a mobility business across new markets whilst Peggy Smyth’s expertise in public company finance, accounting, and strategic planning means she’s ideally placed to join our Audit Committee.

Flight testing progresses

We’ve recently resumed flight tests with our 5th generation demonstrator. With a redesigned battery system and optimized sound signature, we’re testing our technology for our 7-Seater serial aircraft through a flight test campaign that includes bank turns, acceleration and landing as well as the expansion of the flight envelope.

Watch our video for a first glimpse of our latest flight testing and keep an eye out on our social channels for further updates soon!

[Image of Reddit proof photo with Alex, Alastair, Padde & Luigi]

Engaging with the engineering community on Reddit

The Lilium team took questions on everything from our partnerships, R&D of our 7-Seater Jet, propulsion, low noise technologies, to starting a career in aerospace engineering – answering over 50 questions from the r/AerospaceEngineering community.

To keep up with the latest Lilium News, follow us on LinkedIn and Twitter.

If you’ve got any questions on what we’ve been up to, reply to this email!

Stay well,

The Lilium Team

Forward-Looking Statements:

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the proposed commercial deal and strategic alliance with Azul, Lilium’s, Qell’s and Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate and the anticipated timing of the commercialization and launch of the Lilium Group’s business, and comparable statements regarding Azul and its business model, proposed business and future plans, in both cases including any statements relating to the intended operation and anticipated timing of the potential commercial arrangements between the Lilium Group and Azul and the prospective launch of the possible eVTOL network in Brazil, as well as the appointment of Lilium N.V.’s directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group and Azul both operate and will continue to operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding whether any strategic alliance between the Lilium Group and Azul will be effected, the timing of launch or manner in which any proposed eVTOL network will operate in Brazil, if at all, the timing of Lilium’s Nasdaq listing, if at all and the status of flight tests or Lilium’s ability to obtain necessary certification or the timing thereof. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to, the following risks: (i) the business combination with Qell may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s business or the business combination between Lillium and Qell; (v) the Lilium Group’s ability to implement their respective business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities including, with respect to the Lilium Group, after the completion of the proposed business combination with Qell; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so, including any delays in the Lilium Group’s ability to launch its service on the timeline and at the locations anticipated or at all; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; (ix) the number of holders that elect to redeem their shares in connection with the closing of the Business Combination (x) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination; (xi) that any anticipated plans may be impacted by any developments in Brazil or other regions of the world, the airline industry in Lilium’s targeted geographies or in the development of international, regional or local aircraft technology in such geographies, including as it relates to aircraft to be used for any proposed eVTOL network ; and (xii) any failure of the Lilium Group to obtain the necessary regulatory approvals to operate any proposed network on the timeline and at the locations anticipated or at all. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes any obligation to, and neither the Lilium Group nor Azul intends to update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters with respect to the Lilium Group can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission (“SEC”) filings by the Lilium Group, all of which are available at www.sec.gov. All forward-looking statements attributable to the Lilium Group or any person acting on behalf of any of the foregoing are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (as amended from time to time, “Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. The Registration Statement was declared effective by the SEC on August 9, 2021 and the definitive proxy statement/prospectus has been mailed to Qell’s shareholders. Qell urges its investors, shareholders and other interested persons to read the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents contain important information about Qell, Lilium and the business combination, including, among other things, the reasons for Qell’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the business combination and the other shareholder proposals set forth therein as well as the background of the process that led to the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The proxy statement/prospectus included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the proposed business combination and is available, without charge, at www.sec.gov.